
05045415

DELIVERING RESULTS

URS CORPORATION
2004 ANNUAL REPORT

URS

The Company

URS is one of the largest engineering design services firms worldwide and a major U.S. federal government contractor. We offer a comprehensive range of professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services for transportation, commercial/industrial, facilities, environmental, water/wastewater, homeland security, installations and logistics, and defense systems.

URS has approximately 27,500 employees in two divisions: the URS Division and the EG&G Division. Through our extensive network of approximately 300 offices and contract-specific job sites across the U.S. and in more than 20 countries, we serve federal, state and local government agencies, as well as private industry and international clients in the chemical, pharmaceutical, oil and gas, power, manufacturing, mining and forest products industries.

The URS Division provides the full range of services required to build, maintain and improve infrastructure, including highways, bridges, mass transit systems, airports, and water supply and wastewater treatment facilities, as well as healthcare complexes, schools and other public buildings. We also provide environmental services for military, commercial and industrial facilities.

The EG&G Division supports various U.S. federal agencies, primarily the Departments of Defense and Homeland Security. We assist in the development and deployment of new weapons systems, maintain and upgrade military aircraft and equipment, and operate and maintain military installations. Our services include training pilots for the U.S. Armed Forces, providing technical assistance for global threat reduction programs and conducting homeland security preparedness exercises in communities throughout the U.S.

Headquartered in San Francisco, URS is a publicly held company listed on the New York Stock Exchange and the Pacific Exchange under the symbol *URS*. For more information about URS, please see our Annual Report on Form 10-K for the fiscal year ended October 31, 2004.

Office Locations Worldwide

Americas
Argentina
Bolivia
Brazil
Canada
Mexico
Panama
United States

Europe
Belgium
France
Germany
Ireland
Italy
Netherlands
Spain
Sweden
United Kingdom

Middle East
Azerbaijan
Qatar
Saudi Arabia

Asia/Pacific
Australia
New Zealand
People's Republic of China
Singapore
South Korea



URS Corporation's 2004 Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this Annual Report. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors That Could Affect Our Financial Condition and Results of Operations" in URS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Copies of URS' Form 10-K may be obtained without charge by contacting our Investor Relations Department via e-mail at investor_relations@urscorp.com, by calling 877.877.8970 or by accessing the Investor Relations section of the URS Web site at www.urscorp.com.

Financial Highlights

Financial data for the past five years is summarized below. This financial data should be read in conjunction with the information contained in our financial statements and the accompanying notes, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K/A for the fiscal year ended October 31, 2004, filed with the Securities and Exchange Commission on February 10, 2005.

Years Ended October 31, (in thousands, except per share data)	2004	2003	2002	2001	2000
Operations:					
Revenues	$3,381,963	$3,186,714	$2,427,827	$2,319,350	$2,205,578
Costs and Expenses	$3,280,719	$3,089,880	$2,336,716	$2,215,198	$2,113,980
Income Before Income Taxes	$ 101,244	$ 96,834	$ 91,111	$ 104,152	$ 91,598
Net Income	$ 61,704	$ 58,104	$ 55,171	$ 57,852	$ 49,898
Earnings Per Share	$ 1.53	$ 1.76	$ 2.03	$ 1.94	$ 1.84

As of October 31, (in thousands, except per share data)	2004	2003	2002	2001	2000
Financial Position:					
Cash	$ 69,267	$ 36,275	$ 32,785	$ 45,456	$ 55,930
Total Assets	$2,268,750	$2,188,379	$2,251,905	$1,485,434	$1,459,371
Total Debt	$ 543,737	$ 812,593	$ 955,563	$ 631,129	$ 648,351
Preferred Stock	$ –	$ –	$ 46,733	$ 120,099	$ 111,013
Stockholders' Equity	$1,067,224	$ 765,073	$ 633,852	$ 322,502	$ 257,794



$2,206
$2,319
$2,428
$3,187
$3,382
'00
'01
'02
'03
'04
$49.9
$57.9
$55.2
$58.1
$61.7
'00
'01
'02
'03
'04
$257.8
$322.5
$633.9
$765.1
$1,067.2
'00
'01
'02
'03
'04
$1,926
$1,958
$2,828
$3,662
$3,823
'00
'01
'02
'03
'04

Revenues (in millions)

Net Income (in millions)

Stockholders' Equity (in millions)

Backlog (in millions)

To Our Stockholders

URS enjoyed strong momentum in 2004. We continued to benefit from the scale and diversity of our service offerings, as well as from our reputation for delivering high-quality, mission-critical services to key government agencies and blue-chip private sector businesses around the world. And, while building strong client relationships that position us for further growth as the economy recovers, we also achieved key financial goals for the year: We met our revenue expectations; cash flow exceeded our estimates; we completed a successful public stock offering; and we reached our long-term debt reduction target ahead of schedule, thereby reducing interest expense and increasing future profitability.

The federal sector, which accounts for nearly 50% of our total revenue, continued to be a major driver of our business in 2004. Federal sector revenue increased 16% over last year, including 22% growth in revenue from our EG&G Division. These results underscore the strategic value of our 2002 acquisition of EG&G, which significantly increased our access to the defense market and built our capabilities in the growing market for homeland security services. Over the past year, EG&G benefited from steady growth in its work to provide systems engineering and technical assistance services on various weapons systems and military equipment. We also saw a significant increase in the demand for our operations and maintenance services to refurbish Army aircraft and ground vehicles, such as Humvees, M-1 Abrams tanks and M-2 Bradley armored personnel carriers returning from, and being deployed to, the Middle East.

The federal sector, which accounts for nearly 50% of our total revenue, continued to be a major driver of our business in 2004.

In addition, federal sector revenue from our URS Division grew 6%, reflecting strong demand for work on environmental and facilities projects for a variety of federal agencies, including the Department of Defense, the Department of Veterans Affairs, the National Park Service and the General Services Administration. We also experienced growth in our work for the Department of Homeland Security ranging from providing hurricane relief services in Florida, through our contracts with the Federal Emergency Management Agency, to helping upgrade security at public facilities and ports across the country.

Overall conditions in the state and local government sector remained challenging in 2004 as the states continued to recover slowly from the 2002 budgetary crisis. But we successfully shifted resources away from the most challenged areas, such as surface transportation, to those where funding was more secure, such as water/wastewater, schools and airport security. Fiscal 2004 revenue from our state and local government sector business was essentially flat with 2003, a significant achievement given the weakness of this sector. As state and local governments continue to recover, we are well positioned to benefit from foreseeable spending increases.

Our private sector clients in the U.S. also faced difficult business conditions in 2004, primarily as a result of high energy costs and low capacity utilization. Our private sector

Revenue by Client


48% – U.S. Federal Government
20% – U.S. State and Local Governments
23% – Private Industry
9% – International

revenue declined approximately 10% for the year. Despite the overall weakness, however, we achieved important successes in key areas. For example, our revenue in the power sector grew, reflecting our strategic decision to focus on the emissions control business, which is benefiting from increasingly stringent emissions standards. Our clients in this area include the Tennessee Valley Authority and Southern Company, two of the largest electric utilities in the country.

Also, as multinational companies increasingly work to make major capital investments in other parts of the world, URS has become a partner of choice. Today, Master Service Agreements with *Fortune* 500 companies represent more than 55% of our private sector business. This has helped mitigate the impact of reduced private sector spending in the U.S. and contributed to our solid performance abroad.

URS' international business performed well during the 2004 fiscal year. Revenue was $315 million, an increase of 19% over 2003. In Europe, we are working on an increasing number of engineering and design assignments, while seeing additional opportunities in the environmental market as multinational clients develop new facilities in Europe, Asia and the Middle East. Growth in our Asia-Pacific operations was principally related to increases in transportation projects in Australia and New Zealand.

During the past year, URS capitalized on the scale and diversity of our business and on our close relationships with key public and private sector clients.

As I noted earlier, we made significant progress reducing debt this year. In last year's annual report, we outlined a long-term goal of reducing our debt to capitalization ratio to below 40% from 52% at the end of last year. During fiscal 2004, we paid down more than $271 million in debt, including more than $86 million through the use of operating cash flow and an additional $185 million through our successful public stock offering of 8.1 million shares, which was completed in April. As a result, we exceeded our debt reduction goal, lowering our debt to capitalization ratio to 34% at year-end. The benefits of this debt reduction are tangible. Interest expense for fiscal 2004 was 28% lower than for fiscal 2003. In addition, both Standard and Poor's and Moody's upgraded their ratings of our credit this year.

The theme of this year's annual report is "Delivering Results." During the past year, URS capitalized on the scale and diversity of our business and on our close relationships with major public and private sector clients. These key strengths provide the Company with a competitive advantage and have enabled us to deliver results for our clients, achieve steady growth and significantly reduce debt despite difficult conditions in the state and local government and private sectors.

I am proud of our achievements in 2004, which would not have been possible without the foresight, hard work and dedication of our 27,500 employees around the world. They are the driving force behind our success.

I also want to thank our stockholders and clients for their continued support. We look forward to updating you on our progress in 2005.

Martin M. Koffel
Chairman and Chief Executive Officer

Contents

At URS Corporation, *Delivering Results* means more than a commitment to solid financial performance. It means addressing the special needs of our clients with a commitment to the highest quality work. The following pages describe how we meet these challenges every day, no matter how complex or difficult the assignment.

Report

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Rebuilding a Nation's Confidence

Homeland Security

In recent years, terrorist attacks around the world have forced the United States and many other nations to re-evaluate their security policies and establish more rigorous programs to ensure the safety of their citizens. Following the tragic events on September 11, 2001, the nation's security and the prevention of future terrorist attacks have become the priority for the government and citizens of the U.S.



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Emergency exercises developed by URS are helping communities across the United States prepare for and respond to potential acts of terrorism, such as the detonation of a "dirty" bomb.

The broad agenda of the 22 agencies that have been consolidated under the Department of Homeland Security is to protect U.S. borders and critical infrastructure, defend the country against catastrophic threats, and establish emergency preparedness and response programs.

The Department of Defense also has redoubled its efforts to ensure that military bases are protected from attack and that military and civilian personnel are provided with emergency response training and decontamination procedures should a terrorist attack using biological or chemical weapons occur.


United States Border Inspection Station
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Strengthening U.S. Infrastructure and Ports of Entry

One of the most important homeland security initiatives is to assess the risk to vital infrastructure and develop plans to protect it. This infrastructure includes water supplies, dams and hydroelectric plants, refineries, energy grids, pipelines, bridges and tunnels, as well as the cyber network, which is the conduit for much of our information today. "As a leading federal contractor, URS is participating in a variety of projects to protect infrastructure in the U.S.," says Sarabjit Singh, Senior Vice President, Federal Services, URS Division.

In support of plans to safeguard this infrastructure, as well as government buildings, military installations, airports, schools, hospitals and other high-occupancy buildings, URS has completed or is working on hundreds of security-related projects for both public and private sector clients. "This work includes performing numerous threat and vulnerability assessments and developing plans to reduce the risk of attack. URS also is a leading designer of communications and security systems at major airports—both in the U.S. and throughout the world," notes Sarabjit.

In addition, there is the daunting task of protecting borders and points of entry into the U.S. and of screening millions of people, cars, trucks, rail-freight cars, and cargo containers and vessels that enter the country at more than 3,700 terminals and 301 ports.

In fiscal year 2004, the EG&G Division conducted more than 100 preparedness exercises and assessments in 20 states and territories.

To intensify security at U.S. borders, the Department of Homeland Security is upgrading international border facilities, such as the San Ysidro Border Station between San Diego, California, and Tijuana, Mexico. URS is serving as construction manager for the $125 million expansion and reconfiguration. Under a long-standing contract, the EG&G Division also assists the U.S. Customs and Border Protection Agency by managing and disposing of illegal property or contraband seized at international borders.

Reducing Risks

After years of experience working with the Federal Emergency Management Agency to help communities recover from natural disasters, URS now is helping to prepare for and respond to man-made disasters such as terrorist attacks. This work involves identifying the vulnerabilities of government buildings, and academic and cultural institutions and developing strategies to eliminate or reduce them. For example, URS is currently conducting risk assessments on more than 29 Smithsonian Institution facilities. After the anthrax crisis in 2002, URS helped develop the U.S. Postal Service Biological Detection System—a large, complex national program designed to protect the population against the threat of anthrax being introduced into the mail stream.

Emergency Preparedness Exercises

One of the most important components in meeting any emergency is the preparedness of first responders—local police, firefighters and emergency medical professionals—who will save lives and deal with the immediate consequences of a terrorist attack. In addition, emergency management and healthcare specialists are a significant second tier to the first responders.

Training these first responders is critical to homeland security efforts, and emergency preparedness exercises are being conducted in cities nationwide. The EG&G Division designs, plans and conducts these exercises — from classroom exercises for key officials, to full-scale drills involving hundreds of citizens. Scenarios for these exercises include dispensing antibiotics in response to a bioterrorist attack, responding to the detonation of a "dirty" bomb resulting in mass casualties or dealing with any combination of catastrophic events.

"Don't be afraid. Be ready."
– U.S. DEPT. OF HOMELAND SECURITY

"At the U.S. Army Chemical School at Fort Leonard Wood, Missouri, we help train soldiers to detect, identify and decontaminate deadly chemical agents," says Guy Stevenson, Director of Homeland Security and Advisory Services, EG&G Division. At the Chemical Ordnance Biological Radiological Training Facility at Fort McClellan, Alabama, EG&G supports emergency responder training for local, state and federal emergency personnel, including firefighters, police, hazardous materials specialists and medical technicians. "When the trainees return home, they are prepared to train their colleagues and participate in local emergency response exercises and drills, which are funded jointly by the Department of Homeland Security and the states," says Guy.


InVision

URS has designed state-of-the-art security and baggage handling systems for airports nationwide.

Threat Reduction

More than a decade after the end of the Cold War, we still live under the threat of a man-made catastrophe—though now more likely from a terrorist attack than from a global conflict. The EG&G Division is participating in critically important international programs to reduce weapons stockpiles and destroy weapons of mass destruction.

Preventing these weapons from falling into the hands of terrorists requires the co-operation of many nations. In the mid-1990s, more than 100 countries pledged to destroy their stockpiled weapons and production facilities. In a cooperative program between Russia and the U.S., the EG&G Division is helping to build a $1.1 billion chemical destruction complex in Siberia to destroy Russia's existing stockpile of nerve agents and train Russians to operate the facility.

In the U.S., the EG&G Division operates the chemical agent demilitarization facility located at the Deseret Chemical Depot in Tooele County, Utah. The facility is owned by the U.S. government and operated by the Department of the Army. EG&G's mission is to safely destroy a major portion of the stockpile of chemical weapons currently stored at the facility, including rockets, bombs, projectiles and mortars. Our 900-person staff provides engineering, logistics, and operations and maintenance support for multiple incinerator systems.

These days, readiness is the watchword of the U.S. government. URS has been deployed to the front line of national defense and is playing an integral role in helping the government and individual citizens protect themselves from the unexpected. ▫

Full-Scale Exercises for Agencies and Hospitals in Florida

In a single day last spring, the state of Florida advanced its readiness to respond to a terrorist threat with a major assist by staff from the EG&G and URS Divisions. Statewide, Florida's first responders participated in simulated exercise scenarios designed and led by EG&G. Imagining the worst, the realistic scenarios ranged from acts of agricultural terrorism to the use of chemical and explosive devices. To reinforce lessons learned, reports detailing areas of improvement were written after the exercises.

The event was sponsored by the Florida Division of Emergency Management under a grant from the Department of Homeland Security's Office for Domestic Preparedness. Commending URS/EG&G's role in the day's favorable outcome, Florida officials stated the team's ability to meet their needs and execute a highly successful exercise exceeded expectations.



Serving the Public Interest with Public Transportation

In major urban areas, public transit systems provide commuters with inexpensive, reliable and efficient transportation options, taking drivers off the road, easing congestion for everyone and revitalizing the communities they serve.



An efficient public transit system is often a key factor in maintaining a desirable quality of life for cities and their surrounding communities. By linking city centers and suburbs, a transit system provides access to business districts, residential areas, cultural centers and airports—encouraging economic growth.

During the recent election, a record number of voters across the U.S. resoundingly approved ballot initiatives supporting public transportation. Twenty-four out of 31 transportation initiatives passed, some by significant margins. The message is clear: Americans want more public transportation.

Since the early 1990s, the U.S. Congress has passed a series of transportation bills that set aside federal funds to improve transportation infrastructure, including public transit systems. Funding for specific transit projects is authorized by Congress in multiyear bills. Annual appropriations of grants are approved by the Federal Transit Administration for state and local governments, which pay their share of the costs via sales and gas taxes, or special bond issues. Currently, as many as 500 mass transit projects around the country are vying for federal funding.

Successful Transportation Projects

"URS has been involved in important transit projects throughout the U.S. for decades," says Howard Sackel, URS Vice President, Director of Transit Programs. "In New York City, we are serving as program manager for the East Side Access Project, which will provide a direct connection for Long Island Rail Road (LIRR) commuter rail service into Grand Central Terminal. When completed in 2012, it will be the largest construction project ever undertaken by New York's Metropolitan Transportation Authority."

URS also provided planning, design and construction management services for the recently completed Hiawatha Light Rail line in Minneapolis and served as construction manager for three new stations on the Bay Area Rapid Transit (BART) Airport Extension in San Francisco, both highly successful projects.

An Average of Ten Years from Planning to Start-up

"Transit projects typically take about ten years to complete, but some get bogged down by funding, politics or community issues; others are postponed or even cancelled," says Howard. The East Side Access Project was first proposed in 1968 as part of a regional master plan for rail expansion in New York City and, then, abandoned for lack of funds.

In 1997, a piece of that plan—a two-level tunnel under the East River—was resurrected and constructed, with URS helping to complete the design. In 2002, the tunnel's upper level began to be used as an alternative conduit for subways between the boroughs of Queens and Manhattan. When the East Side Access Project is completed, the tunnel's lower level will be used by the LIRR. Currently, LIRR commuters arrive at Penn Station on the west side of Manhattan. It is estimated that more than 50 percent of these commuters will use the new Grand Central Terminal stop.

Any transportation project receiving federal funds must undergo the National Environmental Policy Act (NEPA) process to determine its potential impact on the man-made and natural environments, as well as its social and economic implications for the community. For most transit projects, this process takes several years.

A wide range of studies must be conducted and documents prepared during the NEPA process. There also is extensive community outreach to solicit public input about the project. Acting as program manager, URS helped coordinate more than 200 public meetings for the East Side Access Project before it was approved and allowed to proceed in 2001.

With the $6.3 billion project in its final design phase, URS is overseeing design while performing a variety of programmatic tasks. URS also will manage the project's construction and provide systems testing, start-up and project closeout activities.

Hiawatha Light Rail: A Study in Perseverance

The new $715 million Hiawatha Light Rail line is the first in the region, extending along a 12-mile corridor from downtown Minneapolis to the Minneapolis-St. Paul International Airport, and ending at the suburban Mall of America. The Hiawatha line is one of the largest public projects in Minnesota history and the first link in a future network of light rail, commuter rail and bus rapid transit corridors that will accommodate growth and expand travel options for commuters and visitors.

The genesis of the Hiawatha line began in the late 1960s when the Environmental Protection Agency halted plans to build a massive freeway because it interfered with local parkland. Working with a citizens advisory group during the 1970s, URS proposed a light rail line along the unused right-of-way, which had been acquired before the freeway project was abandoned, and prepared the conceptual design for the system.

After many years of objection from transit opponents and lack of funding from the state, local funding support was attained and Congress appropriated funds to proceed with the project. URS completed preliminary design for a light rail line and an urban boulevard for the Hiawatha Corridor.

The new line includes 17 stations, each of which had its own architect and public artist. At the behest of the community, each station has a unique design that is compatible with its location. For example, the Government Plaza station complements the Romanesque style of City Hall, while the elevated Franklin Avenue station's sleek design dramatically frames the downtown skyline.

If one in ten Americans used public transportation regularly, U.S. reliance on foreign oil could be cut by more than 40 percent.


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TRACKS 201 AND 202
TRACKS 205 - 208

When completed, the East Side Access Project will provide many Long Island Rail Road riders with a Grand Central Terminal stop—saving them at least one-half hour on their daily commutes.

With URS' oversight, the Hiawatha system was completed on budget and ahead of schedule and began service on its final four miles of track in December 2004. By all accounts, the project is an unqualified success. Since opening last spring, the system has averaged between 15,000 and 16,000 riders each weekday. On some days, ridership has approached 20,000, far exceeding expectations.

BART Creates a New Transit Hub

When the first trains arrived at BART's new San Francisco International Airport station, it marked one of the biggest achievements in Bay Area transportation since the 1970s. The $1.5 billion rail extension connects the entire region by mass transit, linking the Bay Area with the world through an international airport and offering positive economic impacts in San Mateo County.

On the San Mateo County line, URS served as construction manager for new stations in Millbrae, South San Francisco and San Bruno. In Millbrae, 33,000 riders per day are expected to use the system by 2010.

The new landmark, intermodal Millbrae Station is located adjacent to, and shares a boarding platform with, another active commuter rail line that serves communities from San Francisco to San Jose. The station includes bus drop-off and kiss-and-ride facilities, as well as a five-level parking garage. Because the Millbrae station design is conducive to inter-system travel, city officials anticipate that it will become a regional transit hub.

In 2004, the American Public Transportation Association recognized BART as one of the best transportation systems in the U.S. The Association awarded it an Outstanding Achievement Award and acknowledged the success of the system's new plane-to-train connection.

Meeting the Demand

Not all members of the community need to ride public transit to reap its benefits. If one in ten Americans used it regularly, U.S. reliance on foreign oil could be cut by more than 40 percent. Every $1 billion invested in public transportation infrastructure supports approximately 47,500 jobs, according to the "Public Transportation Partnership for Tomorrow" campaign. As new public transit systems are envisioned as a source of revival for communities across the U.S., transit planning, engineering and construction experts from URS will continue to step up to meet the demand. ■



The BART extension provides a link not only to San Francisco and the airport, but also to other transit systems serving the counties south of San Francisco, including Silicon Valley.

More than 1,200 student pilots and 300 navigators are trained by EG&G annually for the U.S. Air Force Air Education and Training Command at six Air Force bases across the country.





Mission Critical

Developing and Maintaining Defense Systems

Providing the U.S. military, the most powerful fighting force in the world, with the equipment and weapons systems it needs to perform its duties safely is paramount. The Department of Defense is responsible for ensuring the Armed Forces have the tools and training needed to protect and defend our nation. It's a mission the military—and we—take seriously.

Develop, produce, sustain, maintain and train. When it comes to defense systems, the Department of Defense (DoD) has three primary responsibilities: develop, test and deploy new-generation weapons that can adapt to any situation and function in any location; maintain, upgrade and refurbish existing systems and equipment; and train military personnel in the use of these weapons systems. The Company's EG&G Division plays a key role in helping the DoD achieve its mission to develop and maintain defense systems for the 21st century.

On Target with Three New Weapons Systems

EG&G is directly involved in the complete life cycle of weapons systems—from concept formulation through production, to operational training and in-service maintenance. Whether it's providing complex systems engineering services, technical assistance, equipment maintenance and modification, or training services, EG&G is helping the DoD to deploy weapons systems efficiently and cost effectively. The war on terror presents an elusive and unpredictable enemy, and EG&G is supporting the U.S. military in the development of three new weapons systems critical to our defense.

Expeditionary Fighting Vehicle

The U.S. Marine Corps' priority in weapons development is the Expeditionary Fighting Vehicle (EFV), which is expected to be one of the most revolutionary fighting vehicles ever produced and a unique weapon in the Marines' arsenal. The EFV will be able to transport Marine Rifle Squads from ships located beyond the horizon—as much as 25 miles at sea—to inland locations. Once on land, it functions as an armored, fully tracked infantry combat vehicle traveling at speeds of up to 45 miles per hour.

"It's an incredibly versatile vehicle," says Alan Weakley, EG&G Vice President and General Manager, Engineering and Technology Services. "The Marine Corps currently plans to produce 1,000 EFVs to replace the 30-year-old Amphibious Assault Vehicle."

As prime contractor, EG&G leads a team of 11 subcontractors in performing key tasks to help the Marine Corps develop and field the new EFV. These tasks include everything from systems engineering, process development, and testing and analysis, to budget maintenance, financial controls and administration of funding actions.

Unmanned Aerial Vehicles

Unmanned Aerial Vehicles (UAVs) are transforming the way the U.S. military operates. UAVs can be used in unsecured air space, over open ocean waters and in environments contaminated by biological and chemical agents. They can operate day or night and in



The United States Marine Corps' Expeditionary Fighting Vehicle is one of the most capable and advanced fighting vehicles ever produced.

any kind of weather, without risking the safety of military personnel. With such flexibility, the Armed Forces are eager to accelerate the introduction of UAVs into all branches of the military. EG&G is assisting with the software development that drives the Tactical Control System for all Navy UAVs, as well as with systems engineering, including both software and hardware design, testing and evaluation, and program support for these sophisticated new vehicles.

Virginia Class Submarine

The U.S. Navy's Virginia Class Submarine is the first U.S. submarine designed for the post-Cold War world. The new sub will be used for a variety of purposes, including anti-surface-ship warfare, anti-submarine warfare, covert intelligence, surveillance, reconnaissance, land attack and Special Forces support.

With EG&G responsible for integrated logistics support, program acquisition management, financial management and systems engineering management, the first new sub was delivered in 2004, launching a new era in underwater systems. A total of 30 new subs are planned. "The mission of the Virginia Class Submarine is to provide stealth attack submarine capabilities—not only in open ocean conflict, but in shallow coastal waters as well," says Alan.

> In weapons development, the emphasis is on minimizing cost and maximizing usefulness across the entire life cycle, which can be as much as 30 to 50 years.

Keeping Equipment Battle-Ready

One factor contributing to U.S. military might is superior equipment, and EG&G works with the Army, Air Force, Navy and Coast Guard to keep it that way. This means keeping defense systems operational and in peak condition and modifying and upgrading existing weapons systems to remain competitive on the battlefield.

Building Defense Systems: The Acquisition Life Cycle

Concept Refinement  Technology Development  System Development and Demonstration  Production and Deployment  Operations and Support











PHOTO CREDITS: *Helicopter (opposite page) courtesy U.S. Army; Expeditionary Fighting Vehicles and Helicopter Support Team (above) courtesy U.S. Marines; Submarine (above) courtesy U.S. Navy.*



U.S. Army and Air Force helicopter pilots receive training at Fort Rucker, Alabama, from EG&G instructors who teach everything from initial rotary-wing courses to advanced courses in aviation safety.

To keep weapons battle-ready and extend their useful life, EG&G provides comprehensive logistics support, training, maintenance and modernization services. "Our Contract Field Team is on call for modification and overhaul services, engineering and service life extension—whatever is needed," says Lex Allen, EG&G Vice President and General Manager, Aerospace Technical Services. "And because we operate at more than 65 sites in the U.S. and throughout the world, we can respond quickly to reinforce the maintenance capabilities of the Army and Air Force."

Military aircraft are vital to national defense and particularly important in the war on terror. From the Naval Air Engineering Center at Lakehurst, New Jersey, EG&G refurbishes, modifies and upgrades various types of aircraft. Every new UH-60 Black Hawk helicopter in the U.S. Army inventory has EG&G-installed radios, cockpit airbags and other systems aimed at increasing effectiveness, survivability and safety. And, hundreds of C-130 transport aircraft have been modified by EG&G to add night vision cameras, weather radars and traffic collision avoidance systems for military, reserve and guard forces.

Condition-based maintenance programs are the key to lower operating costs and improved system availability. After years of assisting the Navy with its maintenance programs for surface ships, EG&G recently began providing machinery assessment support for rotating auxiliary equipment on Coast Guard cutters.

Flight Services and Pilot Training

A military force is only as good as its personnel and the training they receive. Supporting the Armed Forces in yet another way, EG&G has trained thousands of aircraft pilots and navigators for the Air Force, Army, Navy and Marine Corps. A substantial part of EG&G's training activity is focused on student pilots.

"We train more than 1,200 student pilots and 300 student navigators annually for the U.S. Air Force Air Education and Training Command. In fact, every U.S. Air Force pilot trained in the last nine years was trained by an EG&G instructor," says Milt Martin, EG&G Vice President, Flight Services and Training. The training program includes basic flight handling, instrumentation, navigation and emergency procedures through academics and simulator missions at Vance, Columbus, Sheppard, Randolph, Moody and Laughlin Air Force Bases.

At the U.S. Army Aviation Center at Fort Rucker, Alabama, EG&G aviation experts train all Army helicopter pilots, turning out some 1,500 graduates annually. Fort Rucker is home to the largest rotary wing flight school in the world, training pilots for the Army, Air Force, NATO and allied countries. Pilots train on the largest and most sophisticated fleet in the world—Apaches, Black Hawks, Chinooks and Kiowas—in reconnaissance, transport and combat operations.

Since 1989, EG&G instructors have graduated more than 20,000 student pilots, most of them entry-level soldiers with little or no prior flying experience. "The men and women who pilot U.S. Army helicopters are called upon day and night to fly difficult missions, often under dangerous battle conditions and in all kinds of weather situations," says Milt. "Pilots are well schooled in aviation theory, simulator instruction and actual flight training to give them the best edge possible when facing the perils of combat."

Condition-based maintenance programs are the key to lower operating costs and improved system availability.

Making a Difference

National security and defense have never been more critical, and the work of the Army, Navy, Air Force, Marine Corps and Coast Guard is essential to winning the war on terror. EG&G is doing its part, helping the Armed Forces meet the demands of today and the challenges of tomorrow. ▫

Sustainability Means Business

Introduced in the 1970s, the concept of sustainable development is defined as "meeting the needs of the present without compromising the ability of future generations to meet their own needs." By integrating the principles of sustainability into their business practices, corporations are realizing increased profitability, greater shareholder value and long-term success.

Corporate Responsibility Strategy

Today is the age of the stakeholder. Many companies are experienced in managing employee and investor stakeholders. But they may be less knowledgeable in responding to customer, supplier, community and governmental stakeholders pressing for corporate accountability on a staggering number of social, environmental and economic issues. Increasingly, companies are heeding these non-financial concerns and viewing a comprehensive corporate responsibility strategy as a competitive edge, fully aware that their non-financial record has a real bearing on their reputation and financial results.

Whether it's a community affected by a company's industrial practices, consumers threatening a product boycott or regulators drawing up more stringent emissions standards, URS' mission is to assist companies in addressing the full range of stakeholder demands in an integrated corporate responsibility program. "We begin by identifying stakeholder concerns, prioritizing them and developing an action plan to respond—all with an eye to committing capital where it will be most effective," says Belinda Howell, Director of URS Sustainable Solutions in Europe.

URS is particularly active in the corporate responsibility arena. In 2004, strategic sustainability reviews were completed for such diverse companies as mining and natural resource giant Anglo American plc; Belgian specialty metals company Umicore; the Italian national railways group Ferrovie dello Stato; Australia and New Zealand Banking Group Limited; and global beverage company Foster's Group Limited.

In the past year, URS also has helped develop new sustainability standards and guidelines for organizations such as the International Finance Corporation, the World Bank and the British Standards Institute. Topics ranged from cultural and community safeguards to greenhouse gas flaring and sustainability management.

Corporate Responsibility Assurance

Certainly, companies can develop corporate responsibility programs and report their record on sustainability issues—but is the picture they present accurate? A major thrust of URS' sustainability services is providing independent assurance that a company's sustainability report presents a complete and balanced picture and addresses stakeholders' concerns.

URS, for instance, conducted independent assurance for Melbourne-based BHP Billiton, the world's largest diversified resources company operating in 26 countries, in connection with its *Health, Safety, Environment and Community Report 2004*. "We assessed the



Energy Management — A Key to Sustainable Development

Clients rely on URS' energy management services to achieve cost efficiencies while balancing physical and financial risks. The Wm. Wrigley Jr. Company enlisted URS to develop an energy efficiency and pollution prevention program and to train Wrigley staff. The energy efficiency program encompassed process and operational improvements, as well as energy conservation measures that reduced operational costs and provided a more comprehensive approach to managing the environment. Formal pollution prevention tactics resulted in broadened recycling programs, reduced waste streams and emissions, and consolidated service suppliers, handlers and disposal sites.

For a large telecommunications company, URS developed a cost and emissions reduction program at its North American facilities. Approaching $40 million in savings in its sixth year, the company is well ahead of its goal to achieve $50 million in savings.

"While cost savings can be dramatic, these programs should be viewed in the larger context of sustainability," says Victor Bush, Director of URS Energy Management Services. "The real payoffs are in conservation of resources and reduction of greenhouse gases."

For ENI, an international oil and gas company based in Italy, URS recently developed a greenhouse gas strategy and associated systems to manage complex data from worldwide operations. This is just one example of how energy producers, power distributors and major energy users are managing carbon dioxide emissions associated with the threat of climate change.



accuracy and validity of selected data and information—including key statements and commitments made by the company," says Geoff Byrne, Senior Principal, URS Sustainable Solutions. "Independent assurance adds to the organization's credibility." Similar independent assurance also was provided for The Coca-Cola Company, National Grid Transco, Unilever and do-it-yourself retailer B&Q.

Developing sustainable management systems for natural resources is a key URS endeavor.

Besides reviewing corporations' sustainability plans, URS also "reviews the reviewers." The Company has undertaken work for the UK Environment Agency to review nearly 70 organizations around the world that produce ratings, rankings and indices on the environmental credentials of companies.

Sustainable Management of Natural Resources

Developing sustainable management systems for natural resources is another major endeavor, one that integrates URS' resource economics, community relations and environmental science capabilities.

A case in point is URS' work since 1997 to help policy makers, industries and resource managers make sound decisions about irrigation in the Murray-Darling Basin. This vast inland river system occupies 14 percent of Australia's land area and is important from both a biodiversity and an economic development standpoint.

"URS' work will help acquaint 2,000 irrigators with irrigation practices that minimize water quality impacts and, at the same time, allow them to demonstrate to key export markets that their cotton, rice, dairy and wine products are produced sustainably," says John Fargher, URS Director of Natural Resources, Forestry and Development. In a larger sense, the project aims to show Australians how their irrigation practices affect basin water quality and how that water quality affects irrigation—"critical questions for the driest continent on Earth," says John.

URS also is managing six sustainable livelihood projects involving land and water use in China, Vietnam and South Asia on behalf of the Australian Agency for International Development and the Department for International Development, the official international aid agencies for the governments of Australia and the UK, respectively. "Building on more than 40 years' experience, URS has improved the livelihoods of 30,000 households through these projects, increasing incomes, reducing natural resource degradation and providing for a sustainable future," says John. ■

Award-Winning Solar Architecture



The OpTIC Centre at St. Asaph in North Wales, for which URS provided engineering and sustainability services, was commended in the Energy 21 Eurosolar UK annual awards that recognize outstanding service in promoting renewable energy. The Centre features a massive photovoltaic wall more than 1,000 square meters in size, extending from the roofline into an ornamental pool used to collect rainwater run-off for use in the building and external irrigation systems. The design also received a Demonstration Award from Constructing Excellence and was commended in the 2004 Built In Quality Awards.



For the past two years, Advatech, a partnership of URS and Mitsubishi Heavy Industries, has been retrofitting coal-fired power plants for the Tennessee Valley Authority.

The Power of Cleaner Energy

World-Class Pollution Control Technology

With 60 percent of U.S. power generation derived from coal-fired plants, and ever-stricter legislation governing emissions on those plants, the race is on to install effective pollution control systems. Established to address that very concern, Advatech, LLC, a partnership of URS Corporation and Mitsubishi Heavy Industries, Ltd., is reducing sulfur dioxide (SO_2) and other pollutants emitted by coal-fired plants at major U.S. utilities.

Advatech combines Mitsubishi Heavy Industries' Double Contact Flow Scrubber (DCFS) advanced flue gas desulfurization (FGD) technology with the comprehensive engineering, procurement and project implementation services of URS. Since 2002, Advatech, under a long-term contract, has been achieving dramatic progress in retrofitting coal-fired plants for one of the nation's largest power companies, the Tennessee Valley Authority (TVA).

The twin-tower DCFS, currently being installed at the TVA's Paradise Power Station in Kentucky, will be the largest single-module FGD system in the world. Slated for commercial operation in 2006, the system will achieve 98 percent SO_2 removal, burning 3.5 percent sulfur coal. Three other TVA plants, Colbert, Bull Run and Kingston, will be retrofitted with FGD scrubbers to achieve similar results.

Southern Company, one of the largest electricity producers in the U.S., recently selected Advatech to retrofit its Gorgas power plant in Alabama. The Gorgas project is part of a multibillion-dollar emissions reduction program for Southern Company's coal-fired power plants.

One System, Multiple Benefits

The Advatech technology has a unique, streamlined design that allows it to operate efficiently without the need for backup modules. "The FGD systems have been operating for years in Japan with extremely high reliability," says Advatech Executive Vice President Don Jackson.

Unlike older scrubbers, the by-product of Advatech's scrubber process is gypsum, which utilities can sell as an ingredient of wallboard or cement. In addition, Advatech scrubbers are already equipped to help reduce mercury, acid mist and particulates that likely will be the focus of future legislation. ▫

Restoring a National Treasure

Respect for the Past, Consideration for the Future

Until a major renovation project began, the National Archives Building was seriously showing its age. Nearly one million visitors and more than 80,000 researchers pass through the building's stately Rotunda annually to view the Declaration of Independence, the Constitution and the Bill of Rights, collectively known as the Charters of Freedom. But, after more than 60 years of making history come alive, this national treasure was in dire need of restoration.

Designed under the direction of John Russell Pope in 1932, the 1.4-million-square-foot National Archives Building was constructed to safeguard and provide public access to the records that document the rights of American citizens. These records are much more than historical artifacts. They are an enduring part of our democracy.

In 1932, Pope and his colleagues could not see into the future to predict a modern building's technological or access requirements. Originally, Archives officials planned to modernize the building to satisfy contemporary building-code standards for life-safety, egress and the Americans with Disabilities Act. But why stop there? Despite its elegant façade and the fact that it housed the nation's most important documents, the building was dingy, uninviting and inefficient, and lacked many amenities.

John Carlin, Archivist of the United States, explained the rationale for extending the project beyond the initial plan. "Because of their importance, we realized we could no longer be passive about telling the public the role these records play in our lives. That realization gave rise to a dramatic new project designed to reach out to the public at large." So, the project expanded to include a complete overhaul, not only to make it safer and more accessible, but also more functional, energy efficient, environmentally sustainable and attractive. The challenge was to achieve these goals while maintaining the historical and architectural integrity of this one-of-a-kind neoclassical building.

A Monumental Job

Few companies are equipped to manage a project of this size and scope. URS was selected to provide mechanical, electrical, structural and civil engineering services for the massive renovation as part of a team that included architects, engineers, and fire protection, safety and exhibition specialists.

A significant portion of the project involved engineering challenges. The building's electrical systems, including power, lighting, telecommunications and data-collection systems, needed to be replaced. The same was true for the mechanical systems that heated and cooled the building, as well as plumbing and fire protection systems. Architectural design changes to the building's interior required engineering design for new columns, beams, slabs and the roof. Records storage areas were antiquated and needed to be enlarged, and security, which had become a top priority in the capital, needed to be improved.

As part of the mechanical systems upgrade, a new cooling tower was installed on the building's roof. Previously, water was piped from the Washington Tidal Basin for use in the building's cooling systems. A below-grade electrical vault was constructed under the south lawn to house new electrical generators and transformers. The project team also converted an existing dry moat around the building into office space, complete with a heating and cooling system.

A major aspect of the renovation was the addition of the 294-seat William G. McGowan Theater that extends into a former parking area beneath the monumental steps on Constitution Avenue. URS removed nearly a half-dozen columns to create clear sight lines in the theater and built new trusses to support the stairs. URS also rerouted major underground steam lines under the avenue to make way for the new theater. The theater has become a leading







The Archives underwent a massive renovation that re-established the building's original luster, allowing visitors to reconnect with its historic treasures.

center for documentary cinema, showcasing films from contemporary directors and highlights from the National Archives and Records Administration's 300,000 reels of archival footage.

The Charters of Freedom

The centerpiece of the Archives Building is the Rotunda area, which houses the Charters of Freedom. It is here that millions of visitors come to see the documents that have shaped our nation. The challenge during the restoration was twofold: enhance the protection of the Charters and increase the public's accessibility to view the documents.

Because preserving the Charters is paramount, a new climate-controlled laboratory was installed. Now, instead of lowering the Charters' cases 30 feet beneath the floor of the exhibition hall each night, they are retracted behind the Rotunda's wall, directly into the Archives' labs, providing archivists with easier access.



The Charters' viewing area was entirely reconfigured because stairs made access for the disabled difficult, and the cases' height prevented children from getting a good look. It also was determined that deteriorating glass in the existing units could jeopardize the preservation and safety of the documents, leading to the redesign of the Charters' encasements. John Carlin points with pride to the crafting of the new cases. "Our country's greatest documents are now housed in new encasements that are technologically the most advanced ever devised. And most importantly, the Charters are again on display for anyone who wishes to come and see them." The new cases have been placed in a horizontal rather than vertical casework movement system, allowing for easier viewing. Furthermore, for the first time, the public is able to view all four pages of the Constitution simultaneously *(see photo, bottom left).*

Now that the renovation is complete, visitors can ascend new, gently sloping walkways to enter the building. Once inside, they have their choice of using either new grand staircases or elevators to take them to the Rotunda where the Charters are on display.

John Carlin aptly reflects on the importance of this historic repository's renovation. "The Charters of Freedom are unquestionably the most famous documents we care for at the National Archives, but all the records we hold play a vital part in our democracy. Not only do they document the actions of government, making accountability possible, they also document individual rights and entitlements and tell the story of who we are as a people." ▪

Restoring the landmark 1930s National Archives Building has been one of URS' most challenging and rewarding assignments.

Virginia State Capitol
A Work in Progress



Few structures can claim a lineage as impressive as the Virginia State Capitol. In uninterrupted use since 1788, the Capitol bears Thomas Jefferson's distinct design. Just as the National Archives required a major renovation after years of wear, so too does the Virginia Capitol.

Historic buildings should be treated with reverence when undergoing a renovation. That is exactly what will happen beginning in 2005 when URS represents the State of Virginia, Department of General Services, in managing the Capitol's reconstruction. The project entails a complete interior and exterior renovation and construction of an underground extension, which includes a visitor center, exhibition space, legislative workspace and improved media facilities.

The project's completion, timed for 2007, will coincide with Virginia's 400th anniversary celebration of Jamestown's founding.



URS' design for Michigan's Forest Hills Eastern High School is innovative in form as well as flexible in its function.

Lessons in School Construction

Echo baby boomers—the grandchildren of baby boomers—and an influx of immigrants are sparking demand for new and better schools. With a wide variance in funding and technology requirements, community concerns and legislated standards, the shape of these schools is determined by a myriad of factors. One thing is clear in the approach to building schools: There is no one right answer.

Funding

Typically, at the county or municipal level, schools are funded either through sales taxes or a general obligation bond, with a referendum deciding how the money is spent. "But often, the latter fails in areas with poor schools and a heavy retirement population unwilling to fund education initiatives," says Scot Bini, URS Vice President, National Education Markets. "Funding, like everything else in school construction, must be tailored to the specific situation."

URS has played an important role supporting school district bond referendums by reviewing plans for efficiency, verifying preliminary budgets and helping to provide an overall program scope so the public is adequately informed of its options before going to the polls.

Today, state courts also have a say in how schools are funded. Conditions in many inner-city and rural schools across the country lag behind their more affluent suburban counterparts. In some states, recent court rulings are requiring that all schools be adequately and equitably funded, providing students statewide with equal educational opportunities. URS is helping the state of Arkansas address this issue proactively by conducting a statewide assessment of school conditions for 49 school districts and 173 schools. On the basis of their findings, URS will develop a prioritized action plan to attend to less-than-ideal situations before they become major problems.

Design and Construction

National statistics show that well-designed schools—those with good natural and artificial light, state-of-the-art technology systems, and advanced science and computer facilities—support improved student performance.

According to architect Dana Mitchell, URS Vice President, Director, K-12 Education Programs, "Time and effort must be devoted to consensus-building to satisfy numerous and often competing stakeholders and issues." For example, in designing Michigan's Lake Orion High School, the critical issue was preserving the tradition of a small, student-oriented high school while accommodating an increase in the student body from 900 to 1,600 pupils. URS' design preserved the small-school feel by dividing the space into four independent areas that share centralized student services.

URS will be turning the same consensus-building strategies to a major new program for the Miami-Dade County School Board, which runs the fourth largest school district in the U.S. Architectural and engineering services will be geared to retrofitting schools with Deferred Maintenance and Americans with Disabilities Act modifications. Since 1997, URS has served as part of a joint venture managing hundreds of projects for a massive school repair and construction program for the Los Angeles Unified School District.

"If there is anything approaching a right answer in successfully moving school projects forward, it is being flexible and sensitive to the interests of a multitude of stakeholders," notes Scot. URS does just that. ▫



Grooming the Next Generation

If you are wondering where the next generation of eligible engineers, architects, scientists and construction specialists will come from, look no further than the URS professionals who lend their personal time and expertise to help students of all ages discover the possibilities of a career in one of these professions.

There are numerous opportunities for students at URS. Many offices participate in co-op programs offered by colleges and universities that allow students to earn credit towards their degrees through on-the-job experience. Internships are another way college students receive hands-on experience. Other professionals give back to their communities by participating in a variety of locally run mentoring programs.

Challenging Work, Rewarding Careers

"Our people are extremely active in mentoring programs to help students see firsthand what it takes to pursue a career in their chosen field," says URS Vice President of Human Resources Mary Sullivan. "We are very candid with students. We let them know that rigorous work is involved in obtaining their degrees and future employment. The rewards, however, are the challenging projects that our professionals are involved in — projects that have a positive and lasting impact on society."

Employees in URS' Chicago office participate in the Black Star Student Motivation Program, educating inner-city students about careers in architecture, engineering and environmental sciences and helping them realize their potential. As one of the program's first sponsors, the Company actively encourages other Illinois businesses to participate.

In Austin, URS employees meet weekly with students from the Round Rock Independent School District who need extra help with their homework. Others visit classrooms to speak about science and engineering topics. And, the Institute of Professional Engineers New Zealand has named URS as an Endorsed Employer, in part due to a mentoring program developed in-house by offices throughout New Zealand.

Replicating On-the-Job Experience

In New York City, the ACE (Architecture, Construction, Engineering) Mentor Program provides a realistic preview to high school students considering these fields as career options. URS has participated in the program since 1996, teaming this past year with the Metropolitan Transportation Authority and several design and construction firms in the city to "adopt" 30 high school students.

From late fall until early June, the halls around URS' New York office are enlivened with enthusiastic students. During their time at URS, they complete a team project of their choosing that replicates a real-life scenario. A typical project may consist of developing basic floor plans with structural, mechanical and electrical sketches and building a small-scale model of their design. The program ends with the students presenting their project in front of the other citywide ACE teams and their parents.

Building Lasting Relationships

By serving as volunteer mentors, URS employees foster a positive image in the community. The practical pluses, however, extend even further. "Strong relationships grow among the mentors on our team, which lead to networking for future projects," says Steve Scaglione, URS Deputy Director of Construction Management in New York and ACE Team Leader. In addition, once students are armed with their degrees, where better to turn for future employment than URS. ▫

Consolidated Summary of Financial Statements

The following pages contain summary financial data for URS' 2004 fiscal year ended October 31, 2004. Complete financial information can be found in our latest Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on February 10, 2005. Copies of URS' Form 10-K/A may be obtained without charge by contacting our Investor Relations Department via e-mail at investor_relations@urscorp.com, by calling 877.877.8970 or by accessing the Investor Relations section of the URS Web site at www.urscorp.com.

Table of Contents

Summary of Selected Financial Data

The following selected financial data for the five fiscal years ended October 31, 2004 is derived from our audited consolidated financial statements and reflects our August 2002 acquisition of EG&G, which was accounted for under the purchase method of accounting. The selected financial data also reflects charges of $28.2 million and $7.6 million for costs incurred to extinguish our debt during fiscal years 2004 and 2002, respectively. We adopted Emerging Issues Task Force Consensus No. 03-06, "Participating Securities and the Two-class Method" ("EITF 03-06"), and restated prior years' net income available for common stockholders and earnings per share ("EPS") information pursuant to EITF 03-06. The selected financial data presented below should be read in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K/A for the fiscal year ended October 31, 2004.

SUMMARY OF SELECTED FINANCIAL DATA

Years Ended October 31, (in thousands, except per share data)	2004	2003	2002	2001	2000
Income Statement Data:					
Revenues	$3,381,963	$3,186,714	$2,427,827	$2,319,350	$2,205,578
Direct operating expenses	2,140,890	2,005,339	1,489,386	1,393,818	1,345,068
Gross profit	1,241,073	1,181,375	938,441	925,532	860,510
Indirect, general and administrative expenses	1,079,996	1,000,970	791,625	755,791	697,051
Operating income	161,077	180,405	146,816	169,741	163,459
Interest expense, net	59,833	83,571	55,705	65,589	71,861
Income before income taxes	101,244	96,834	91,111	104,152	91,598
Income tax expense	39,540	38,730	35,940	46,300	41,700
Net income	61,704	58,104	55,171	57,852	49,898
Preferred stock dividend	–	–	5,939	9,229	8,337
Net income after preferred stock dividend	61,704	58,104	49,232	48,623	41,561
Other comprehensive income (loss):					
Minimum pension liability adjustments, net of tax benefits	(2,189)	(1,896)	(385)	(330)	–
Foreign currency translation adjustments	3,490	6,122	(785)	(1,220)	(2,609)
Comprehensive income	$ 63,005	$ 62,330	$ 48,062	$ 47,073	$ 38,952
Net income after preferred stock dividend	$ 61,704	$ 58,104	$ 49,232	$ 48,623	$ 41,561
Less: net income allocated to convertible participating preferred stockholders under the two-class method	–	894	907	11,340	9,475
Net income available to common stockholders	$ 61,704	$ 57,210	$ 48,325	$ 37,283	$ 32,086
Net income per common share:					
Basic	$ 1.58	$ 1.78	$ 2.18	$ 2.14	$ 1.96
Diluted	$ 1.53	$ 1.76	$ 2.03	$ 1.94	$ 1.84

As of October 31, (in thousands)	2004	2003	2002	2001	2000
Balance Sheet Data:					
Total assets	$2,268,750	$2,188,379	$2,251,905	$1,485,434	$1,459,371
Total long-term debt	$ 502,118	$ 788,708	$ 925,265	$ 576,704	$ 603,128
Preferred stock	$ –	$ –	$ 46,733	$ 120,099	$ 111,013
Stockholders' equity	$1,067,224	$ 765,073	$ 633,852	$ 322,502	$ 257,794

Refer to the URS 2004 Annual Report on Form 10-K/A for a complete set of consolidated financial statements and their accompanying notes that are an integral part of the above condensed financial statements.

URS Corporation and Subsidiaries
Consolidated Balance Sheets

October 31, (in thousands, except per share data)	2004	2003
Assets		
Current assets:		
Cash and cash equivalents, including $25,000 and $0 of short-term money market funds, respectively	$ 69,267	$ 36,275
Accounts receivable, including retainage of $41,382 and $42,617, respectively	575,939	525,603
Costs and accrued earnings in excess of billings on contracts in process	413,391	393,670
Less receivable allowances	(37,292)	(33,106)
Net accounts receivable	952,038	886,167
Deferred income taxes	16,612	13,315
Prepaid expenses and other assets	21,043	24,675
Total current assets	1,058,960	960,432
Property and equipment at cost, net	143,212	150,553
Goodwill	1,004,680	1,004,680
Purchased intangible assets, net	8,244	11,391
Other assets	53,654	61,323
	$2,268,750	$2,188,379
Liabilities and Stockholders' Equity		
Current liabilities:		
Book overdraft	$ 60,282	$ 30,271
Current portion of long-term debt	41,619	23,885
Accounts payable and subcontractors payable, including retainage of $13,414 and $7,409, respectively	177,322	171,967
Accrued salaries and wages	153,175	125,773
Accrued expenses and other	60,517	70,350
Billings in excess of costs and accrued earnings on contracts in process	79,474	83,002
Total current liabilities	572,389	505,248
Long-term debt	502,118	788,708
Deferred income taxes	31,477	32,926
Other long-term liabilities	95,542	96,424
Total liabilities	1,201,526	1,423,306
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $.01; authorized 100,000 shares; 43,593 and 33,668 shares issued, respectively; and 43,542 and 33,616 shares outstanding, respectively	435	336
Treasury stock, 52 shares at cost	(287)	(287)
Additional paid-in capital	727,134	487,824
Accumulated other comprehensive income (loss)	395	(906)
Retained earnings	339,547	278,106
Total stockholders' equity	1,067,224	765,073
	$2,268,750	$2,188,379

Refer to the URS 2004 Annual Report on Form 10-K/A for a complete set of consolidated financial statements and their accompanying notes that are an integral part of the above condensed financial statements.

URS Corporation and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income

Years Ended October 31, (in thousands, except per share data)	2004	2003	2002
Revenues	$3,381,963	$3,186,714	$2,427,827
Direct operating expenses	2,140,890	2,005,339	1,489,386
Gross profit	1,241,073	1,181,375	938,441
Indirect, general and administrative expenses	1,079,996	1,000,970	791,625
Operating income	161,077	180,405	146,816
Interest expense, net	59,833	83,571	55,705
Income before income taxes	101,244	96,834	91,111
Income tax expense	39,540	38,730	35,940
Net income	61,704	58,104	55,171
Preferred stock dividend	–	–	5,939
Net income after preferred stock dividend	61,704	58,104	49,232
Other comprehensive income (loss):			
Minimum pension liability adjustments, net of tax benefits	(2,189)	(1,896)	(385)
Foreign currency translation adjustments	3,490	6,122	(785)
Comprehensive income	$ 63,005	$ 62,330	$ 48,062
Net income after preferred stock dividend	$ 61,704	$ 58,104	$ 49,232
Less: net income allocated to convertible participating preferred stockholders under the two-class method	–	894	907
Net income available to common stockholders	$ 61,704	$ 57,210	$ 48,325
Net income per common share:			
Basic	$ 1.58	$ 1.78	$ 2.18
Diluted	$ 1.53	$ 1.76	$ 2.03
Weighted-average common stock shares outstanding:			
Basic	39,123	32,184	22,138
Diluted	40,354	32,538	26,722

Refer to the URS 2004 Annual Report on Form 10-K/A for a complete set of consolidated financial statements and their accompanying notes that are an integral part of the above condensed financial statements.

URS Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balances, October 31, 2001	18,198	$ 182	$(287)	$155,273	$(3,962)	$171,296	$ 322,502
Employee stock purchases	1,084	11	–	19,327	–	–	19,338
Tax benefit of stock options	–	–	–	3,745	–	–	3,745
Conversion of preferred stock to common stock	5,845	58	–	126,780	–	–	126,838
Issuance of common stock in connection with the EG&G acquisition	4,957	50	–	112,250	–	–	112,300
Issuance of preferred stock in connection with the EG&G acquisition	–	–	–	1,067	–	–	1,067
Quasi-reorganization NOL carryforward	–	–	–	263	–	(263)	–
Total comprehensive loss:							
Minimum pension liability adjustments, net of tax benefits	–	–	–	–	(385)	–	(385)
Foreign currency translation adjustments	–	–	–	–	(785)	–	(785)
Net income	–	–	–	–	–	55,171	55,171
In-kind preferred stock dividends	–	–	–	–	–	(5,939)	(5,939)
Balances, October 31, 2002	30,084	301	(287)	418,705	(5,132)	220,265	633,852
Employee stock purchases	931	9	–	13,432	–	–	13,441
Tax benefit of stock options	–	–	–	12	–	–	12
Conversion of preferred stock to common stock	2,107	21	–	46,712	–	–	46,733
Issuance of over-allotment of common shares in connection with the conversion of preferred stock	480	5	–	8,700	–	–	8,705
Quasi-reorganization NOL carryforward	–	–	–	263	–	(263)	–
Total comprehensive income (loss):							
Minimum pension liability adjustments, net of tax benefits	–	–	–	–	(1,896)	–	(1,896)
Foreign currency translation adjustments	–	–	–	–	6,122	–	6,122
Net income	–	–	–	–	–	58,104	58,104
Balances, October 31, 2003	33,602	336	(287)	487,824	(906)	278,106	765,073
Employee stock purchases	1,838	18	–	30,725	–	–	30,743
Tax benefit of stock options	–	–	–	4,117	–	–	4,117
Issuance of common shares	8,102	81	–	204,205	–	–	204,286
Quasi-reorganization NOL carryforward	–	–	–	263	–	(263)	–
Total comprehensive income (loss):							
Minimum pension liability adjustments, net of tax benefits	–	–	–	–	(2,189)	–	(2,189)
Foreign currency translation adjustments	–	–	–	–	3,490	–	3,490
Net income	–	–	–	–	–	61,704	61,704
Balances, October 31, 2004	43,542	$ 435	$(287)	$727,134	$ 395	$339,547	$1,067,224

Refer to the URS 2004 Annual Report on Form 10-K/A for a complete set of consolidated financial statements and their accompanying notes that are an integral part of the above condensed financial statements.

URS Corporation and Subsidiaries
Consolidated Statements of Cash Flows

Years Ended October 31, (in thousands)	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 61,704	$ 58,104	$ 55,171
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,407	43,988	33,737
Amortization of financing fees	6,772	7,496	4,220
Costs incurred for extinguishment of debt	28,165	–	7,620
Provision for doubtful accounts	14,777	8,822	4,933
Deferred income taxes	(4,746)	18,790	2,373
Stock compensation	4,119	4,187	2,345
Tax benefit of stock compensation	4,117	12	3,745
Changes in assets and liabilities, net of business acquired:			
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	(80,646)	41,846	(61,975)
Prepaid expenses and other assets	2,249	(1,047)	7,815
Accounts payable, accrued salaries and wages and accrued expenses	22,922	(1,187)	(26,293)
Billings in excess of costs and accrued earnings on contracts in process	(3,528)	(9,233)	(3,721)
Other long-term liabilities	(882)	226	32,258
Other, net	(910)	5,078	5,837
Total adjustments and changes	33,816	118,978	12,894
Net cash provided by operating activities	95,520	177,082	68,065
Cash flows from investing activities:			
Payment for business acquisition, net of cash acquired	–	–	(340,540)
Proceeds from sale of subsidiaries and divisions	–	–	5,840
Capital expenditures, less equipment purchased through capital leases	(19,016)	(18,246)	(53,393)
Net cash used by investing activities	(19,016)	(18,246)	(388,093)
Cash flows from financing activities:			
Proceeds from issuance of debt	–	–	195,280
Principal payments on long-term debt	(298,950)	(118,413)	(381,648)
Borrowings of long-term debt	26,526	212	476,101
Net borrowings (payments) under the line of credit	5,249	(27,259)	27,259
Capital lease obligations payments	(14,643)	(14,594)	(14,794)
Short-term note borrowings	1,540	1,257	278
Short-term note payments	(1,580)	(1,413)	(3,680)
Net change in book overdraft	30,011	(12,985)	21,197
Proceeds from common stock offering, net of related expenses	204,286	–	–
Proceeds from sale of common shares and exercise of stock options	26,624	17,849	17,003
Call premiums paid for debt extinguishment	(19,688)	–	–
Payment of financing fees	(2,887)	–	(29,639)
Net cash provided (used) by financing activities	(43,512)	(155,346)	307,357
Net increase (decrease) in cash and cash equivalents	32,992	3,490	(12,671)
Cash and cash equivalents at beginning of year	36,275	32,785	45,456
Cash and cash equivalents at end of year	$ 69,267	$ 36,275	$ 32,785
Supplemental information:			
Interest paid	$ 66,629	$ 63,414	$ 50,084
Taxes paid	$ 36,797	$ 17,180	$ 30,513
Equipment acquired with capital lease obligations	$ 11,098	$ 15,712	$ 23,419
Non-cash dividends paid in-kind	$ –	$ –	$ 6,740
Conversion of Series B preferred stock to common stock	$ –	$ –	$ 126,838
Conversion of Series D preferred stock to common stock	$ –	$ 46,733	$ –
Net book value of business sold	$ –	$ –	$ 5,840

Refer to the URS 2004 Annual Report on Form 10-K/A for a complete set of consolidated financial statements and their accompanying notes that are an integral part of the above condensed financial statements.

Reports of Management and Independent Registered Public Accounting Firm

Report of Management

The management of URS Corporation is responsible for the preparation and fair presentation of its Consolidated Financial Statements, which have been prepared in conformity with generally accepted accounting principles, and include amounts based on the best judgment of management. The Company's management also is responsible for the accuracy and consistency of other financial information included in this Annual Report.

Management is responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance that assets are safeguarded and transactions are authorized, recorded and reported properly. The internal accounting control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines and a written Code of Business Conduct and Ethics adopted by our Board of Directors and applicable to all employees of the Company.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements with management, including a discussion of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Committee discussed with our independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors to discuss the results of their examination, their evaluation of our internal controls, and the overall quality of our financial reporting.



Martin M. Koffel
Chairman of the Board and
Chief Executive Officer



Kent P. Ainsworth
Executive Vice President,
Chief Financial Officer and Secretary

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of URS Corporation:
We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of URS Corporation and its subsidiaries ("the Company") as of October 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended October 31, 2004 (not presented herein) appearing in the Company's Annual Report on Form 10-K/A; and in our report dated December 23, 2004, in which we indicated that the Company had restated its consolidated balance sheets and consolidated statements of cash flows to reflect the impact of changing the classification of book overdrafts, for which our report is dated February 9, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Francisco, California
December 23, 2004, except for the restatement described in Note 1
to the Company's consolidated financial statements appearing in the
Company's Annual Report on Form 10-K/A, for which the date is
February 9, 2005

Corporate Directory

Directors

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

H. Jesse Arnelle
Of Counsel,
Womble, Carlyle,
Sandridge and Rice

Betsy J. Bernard
President, AT&T (Ret.)

Richard C. Blum
Vice Chairman of the Board
and Chairman,
Blum Capital Partners, L.P.

Armen Der Marderosian
President and CEO,
GTE Government Systems
Corporation (Ret.)

Mickey P. Foret
Executive Vice President
and Chief Financial Officer,
Northwest Airlines, Inc. (Ret.)

Richard B. Madden
Chairman and
Chief Executive Officer,
Potlatch Corporation (Ret.)

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman,
The Cohen Group

John D. Roach
Chairman and
Chief Executive Officer,
Stonegate International

William D. Walsh
Chairman,
Sequoia Associates, LLC

Corporate Officers

Martin M. Koffel
Chairman of the Board
and Chief Executive Officer

Kent P. Ainsworth
Executive Vice President,
Chief Financial Officer
and Secretary

Thomas W. Bishop
Senior Vice President,
West and Construction
Services Division and
Vice President, Strategy

Reed N. Brimhall
Vice President,
Corporate Controller

Gary V. Jandegian
President, URS Division,
Vice President

Susan B. Kilgannon
Vice President,
Communications

Thomas J. Lynch
Vice President,
Information Technology

Joseph Masters
Vice President and
General Counsel

David C. Nelson
Vice President,
Investor Relations

Olga Perković
Vice President,
Corporate Planning

Judy L. Rodgers
Vice President,
Treasurer

Irwin L. Rosenstein
Chairman, URS Division,
Vice President

Mary E. Sullivan
Vice President,
Human Resources

Randall A. Wotring
President, EG&G Division,
Vice President

Carol J. Brummerstedt
Assistant Secretary

Maria N.F. Seto
Director, Financial Reporting

Wayne H. Silva
Director, Internal Audit

URS Division Operating Management

Gary V. Jandegian
President

Irwin L. Rosenstein
Chairman

Thomas W. Bishop
Senior Vice President,
West and Construction
Services Division

Dhamo S. Dhamotharan
Senior Vice President,
East Division

Robert M. Gallen
Senior Vice President,
Special Programs

Jean-Yves Perez
Executive Vice President,
Private Sector Business
Development

Michael C. Richards
Senior Vice President,
International Division

Martin S. Tanzer
Executive Vice President,
Public Sector Business
Development

EG&G Division Operating Management

Randall A. Wotring
President

Lex N. Allen
Vice President and
General Manager,
Aerospace Technical
Services Division

Edward A. Katkic
Vice President,
Plans and Programs

David W. Wallace, Jr.
Vice President,
Marketing

Alan Weakley
Vice President and
General Manager,
Engineering & Technology
Services Division

Corporate Information

Corporate Office
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
e-mail: investor_relations@urscorp.com

Web site: www.urscorp.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Registrar and Transfer Agent
Mellon Investor Services LLC

P.O. Box 3315	or	Overpeck Centre
South Hackensack, NJ 07606		85 Challenger Road
800.522.6645		Ridgefield Park, NJ 07660

TDD for Hearing Impaired: 800.231.5469
Foreign Stockholders: 201.329.8660
TDD for Foreign Stockholders: 201.329.8354
www.melloninvestor.com

Legal Counsel
Cooley Godward LLP

Form 10-K
Copies of our Annual Report on Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge. Requests should be sent to our Investor Relations Department via e-mail at investor_relations@urscorp.com or by calling 877.877.8970. The Form 10-K also can be accessed on the URS Web site at www.urscorp.com.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to the Form 10-K.

Annual Meeting
The Annual Meeting of Stockholders of URS Corporation will be held at 9:30 A.M. on Tuesday, March 22, 2005, at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California.

New York Stock Exchange Certification
Our Chief Executive Officer certified to the New York Stock Exchange that, as of April 9, 2004, he was not aware of any violation by URS of New York Stock Exchange corporate governance listing standards.

Stock Listing
The shares of our common stock are listed on the New York Stock Exchange and the Pacific Exchange (under the symbol *URS*). As of January 28, 2005, we had approximately 4,800 stockholders of record. The following table sets forth the low and high closing sale prices of our common stock, as reported by *The Wall Street Journal*, for the periods indicated.

	Market Price	
	Low	High
Fiscal Period:		
2003:		
First Quarter	$10.89	$21.20
Second Quarter	$ 8.10	$14.35
Third Quarter	$14.15	$21.79
Fourth Quarter	$19.00	$23.38
2004:		
First Quarter	$21.87	$28.07
Second Quarter	$25.44	$30.72
Third Quarter	$22.35	$27.73
Fourth Quarter	$22.75	$27.60
2005:		
First Quarter (through January 28, 2005)	$27.21	$32.10

We have not paid cash dividends since 1986, and at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded from paying dividends on our outstanding common stock pursuant to our Senior Secured Credit Facility with our lender and the indentures governing our 12¼% Senior Subordinated Notes and our 11½% Senior Notes. Please refer to Note 5, "Current and Long-Term Debt" and Note 9, "Stockholders' Equity" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2004.

Information about our equity compensation plans can be found under the caption "Equity Compensation Plan Information" in our definitive proxy statement for the Annual Meeting of Stockholders to be held on March 22, 2005.

COVER PHOTO: *Hiawatha Light Rail Tunnel, Minneapolis, Minnesota*
DESIGN: *Decker Design, Inc., New York, New York*



URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
www.urscorp.com